FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of March 22, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (March 18, 2024 – March 22, 2024) on the Second Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (March 18, 2024 - March 22, 2024) on the Second Tranche of Tenaris Share Buyback Program

Luxembourg, March 22, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Second Tranche of the Share Buyback Program announced on February 25, 2024, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from March 18 to (and including) March 22, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
18-mar-24	MTAA	30,000	17.6747	530,241	1.0885	577,167
19-mar-24	MTAA	30,000	17.8887	536,661	1.0858	582,707
20-mar-24	MTAA	30,000	17.9849	539,547	1.0854	585,624
21-mar-24	MTAA	19,607	18.0917	354,724	1.0858	385,159
22-mar-24	MTAA	15,000	18.3291	274,937	1.0813	297,289
		124,607	17.9453	2,236,109		2,427,946

From March 18, 2024 to (and including) March 22, 2024, the Company has purchased a total of 124,607 ordinary shares for a total consideration of €2,236,109, equivalent to USD2,427,946.

As of March 22, 2024, the Company held in treasury 29,776,589 ordinary shares (including 17,779,302 ordinary shares bought in the first tranche), equal to 2.52% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.